Prudential Series Fund
For the period ending June 30, 2007
File # 811-03623

ITEM 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENT

THE PRUDENTIAL SERIES FUND
NATURAL RESOURCES PORTFOLIO

SUPPLEMENT DATED FEBRUARY 9, 2007
TO THE
PROSPECTUS
DATED MAY 1, 2006

This supplement sets forth certain changes to the prospectus of The Prudential Series Fund (the "Fund") dated May 1, 2006 with respect to the Natural Resources Portfolio. The following should be read in conjunction with the Fund's Prospectus and should be retained for future reference.

I. Change to Non-Fundamental Investment Policy

Effective February 9, 2007, a non-fundamental investment policy for Natural Resources Portfolio will change. The change is specifically discussed below.

Natural Resources Portfolio. The percentage of total assets that may be invested in foreign equity and equity-related securities is increased from 30% of total assets to 50% of total assets. To reflect this change, the indicated sections of the Prospectus are revised as follows:

The first paragraph in the section of the Prospectus titled "Investment Objectives and Principal Strategies of the Portfolios-Natural Resources Portfolio" is deleted and replaced with the following:

   We normally invest at least 80% of the Portfolio's investable assets (net assets plus any borrowings made for investment purposes) in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource. The Portfolio is non-diversified. As a non-diversified Portfolio, the Natural Resources Portfolio may hold larger positions in single issuers than a diversified Portfolio. As a result, the Portfolio's performance may be tied more closely to the success or failure of a smaller group of portfolio holdings. There are additional risks associated with the Portfolio's investment in the securities of natural resource companies. The market value of these securities may be affected by numerous factors, including events occurring in nature, inflationary pressures, and international politics. Up to 50% of the Portfolio's total assets may be invested in foreign equity and equity-related securities. While we make every effort to achieve our objective, we can't guarantee success and it is possible that you could lose money.

The eighth paragraph in the section of the Prospectus titled "More Detailed Information on How the Portfolios Invest-Investment Objectives and Policies-Natural Resources Portfolio" is deleted and replaced with the following:

   Up to 50% of the Portfolio's total assets may be invested in foreign equity and equity-related securities. For these purposes, we do not consider American Depositary Receipts (ADRs) and similar receipts or shares traded in U.S. markets as foreign securities.